Filed by Obsidian Energy Ltd.

(Commission File No. 001-32895)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Bonterra Energy Corp.

Obsidian Energy Announces Important Amendments to its Offer to Purchase the Shares of Bonterra Energy Corp.

•    Offer to purchase Bonterra extended to January 25, 2021

•    Minimum tender condition lowered to 50% of Bonterra Energy Corp.’s outstanding shares

•    Improved valuation following Obsidian Energy Ltd. share price up 110% in the last month, compared to 4% for Bonterra Energy Corp.

*This news release contains multimedia – to view the full PDF version as it is intended, please click here.”

CALGARY, December 21, 2020 - OBSIDIAN ENERGY LTD. (TSX – OBE, OTCQX – OBELF) (“Obsidian Energy” or the “Company”) today announced that the Company has extended its offer (the “Offer”) to purchase all of the issued and outstanding common shares (the “Bonterra Shares”) of Bonterra Energy Corp. (TSX – BNE) (“Bonterra”) to 5:00 p.m. (Mountain Standard Time) on Monday, January 25, 2021. The extension provides Bonterra shareholders an additional opportunity to fully evaluate the Offer’s ability to create a stronger, well-positioned company with a far superior future, reflect on recent changes in the relative value of Obsidian Energy and Bonterra, and recognize the positive impact of recent industry consolidation announcements on share price performance.

“Our Offer is a compelling opportunity for Bonterra shareholders to be part of an efficient, competitive company with a solid future,” said Stephen Loukas, Obsidian Energy’s Interim President and CEO. “Since we made our original offer, industry consolidation has accelerated over the past few months as boards seize opportunities to build increased scale, efficiency and resilience. We expect this trend to continue and we urge Bonterra shareholders to take advantage of this opportunity. Together, we can make a stronger entity that can make meaningful improvements to cash flow and inroads to lower debt levels, which we believe has a clear path to a higher share price.”

In Canada, recent consolidation announcements have spanned companies of all sizes, including the merger of large cap companies Cenovus Energy Inc. and Husky Energy Inc., and an accelerated pace of consolidation in the mid-cap space with recent transactions announced by Whitecap Resources Inc., Tamarack Valley Energy Ltd. and Tourmaline Oil Corp. Obsidian Energy’s Offer builds on this industry consolidation activity, creating a highly competitive, efficient combined entity that management believes will be uniquely positioned as the natural consolidator in the Cardium and be able to benefit from further consolidation opportunities. Together, complementary assets and combined resources are expected to result in significant efficiencies. Obsidian Energy estimates that the combined entity can save approximately $50 million in the first year (equivalent to more than 80% of the value of all the outstanding Bonterra Shares) and a total of $100 million in the first three years.

Over the past month, Obsidian Energy’s share price has more than doubled as the market recognized the Company’s continued strong operational and financial performance, an improved oil price outlook and the initiation of a winter drilling program. In addition, the share price reflected strong shareholder approval of the share issuance related to the Offer and recommendations in support of the Offer by independent proxy advisory firms to Obsidian Energy’s shareholders. Management believes the Offer has always been compelling for Bonterra shareholders, providing strong operational synergies that are expected to lower corporate breakeven prices, improve the combined entity’s financial performance and drive significant anticipated share price improvement. Now, with the Company’s improved share price, the Offer exchange ratio of two (2) Obsidian Energy shares (the “Obsidian Shares”) for each Bonterra share aligns with current trading levels for Bonterra and Obsidian Energy.

*This news release contains multimedia – to view the full PDF version as it is intended, please click here.”

Bonterra Price & Implied Obsidian Offer Performance Overview

Price performance since the day prior to Obsidian announcing proposed combination

Source: Factset as at 12/18/2020

Obsidian Energy also lowered the minimum tender condition of the Offer so that the Bonterra Shares validly deposited to the Offer, and not withdrawn, must represent greater than 50% (versus 66 2/3%) of the then outstanding Bonterra Shares (on a fully diluted basis). This amendment is being made based on current market intelligence regarding the Offer, discussions with investors, feedback from advisors and historic voting results of Bonterra shareholders.

Stephen Loukas continued, “Bonterra had a low voter turnout at their most recent Annual General Meeting; by lowering the tender threshold, we improve the chance of success for Bonterra shareholders to take action and support the transaction. We are aware that there is currently a sizeable percentage of Bonterra shareholders who have yet to decide on the Offer, and we believe the strength of the combination and the recent trading prices of Bonterra and Obsidian Energy make this a highly desirable transaction for Bonterra shareholders.”

Obsidian Energy recommends that Bonterra shareholders accept the Company’s compelling Offer to acquire all Bonterra Shares by tendering their shares: two (2) Obsidian Shares for each Bonterra Share tendered. The proposed combination represents an important step to creating the “Cardium Champion”, a combined entity with greater size, improved financial metrics, increased capital markets relevance and enhanced platform for future Cardium consolidation. The combined entity will be better positioned than either Obsidian Energy or Bonterra on a standalone basis. Additional details regarding the Offer can be found in Canada on SEDAR at www.sedar.com, in the United States on EDGAR at www.sec.gov and on the Company’s website at www.obsidianenergy.com. As well, a Notice of Extension, Variation and Change that sets out the variations and changes to the Offer described herein, along with certain other variations and updated disclosures with respect to the Offer will be filed with Canadian securities regulators in due course this week.

ABOUT THE OFFER

The Offer is open for acceptance until 5:00 p.m. (Mountain Standard Time) on Monday, January 25, 2021, unless extended, accelerated or withdrawn.

As set out in further detail in the original take over bid circular dated September 21, 2020, as varied by a Notice of Extension, Variation and Change to be filed with Canadian securities regulators in due course this week (collectively, the “Offer Documents”), the Offer is subject to certain conditions, including: that the Bonterra Shares validly deposited to the Offer, and not withdrawn, represent more than 50% of the then outstanding Bonterra Shares (on a fully-diluted basis) and certain regulatory and third party approvals (as outlined in the Offer Documents) have been obtained, and other customary conditions. Subject to applicable law, Obsidian Energy reserves the right to withdraw, accelerate or extend the Offer and to not take up and pay for any Bonterra Shares deposited under the Offer unless each of the conditions of the Offer is satisfied or, if applicable, waived by Obsidian Energy at or prior to the expiry of the Offer. Bonterra shareholders are strongly encouraged to read the Offer Documents carefully and in their entirety, since they contain additional important information regarding Obsidian Energy and the terms and conditions of the Offer as well as detailed instructions on how Bonterra shareholders can tender their Bonterra Shares to the Offer. Bonterra shareholders can also view the Offer specific webpage on Obsidian Energy’s website, where they can review the Offer presentation, letter to Bonterra shareholders and other key information related to the Offer.

ADDITIONAL READER ADVISORIES

NO OFFER OR SOLICITATION

This news release does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities of Obsidian Energy or Bonterra. The Offer is subject to a registration statement (the “Registration Statement”) filed with the United States Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended. The Registration Statement includes various documents related to such offer and sale. OBSIDIAN ENERGY URGES INVESTORS AND SHAREHOLDERS OF BONTERRA TO READ THE REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of such registration statement, as well as other relevant filings regarding Obsidian Energy or the Offer, at the SEC’s website (www.sec.gov) under the issuer profile for Obsidian Energy, or on request without charge from the Corporate Secretary of Obsidian Energy at Suite 200, 207 – 9th Avenue, SW, Calgary, Alberta T2P 1K3.

NON-GAAP MEASURES

This news release contains references to debt and cash flow which do not have a standardized meaning prescribed by International Financial Reporting Standards and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. Debt is bank debt, notes and, solely in respect of Bonterra, subordinated debt (including the subordinated note(s) issued by Bonterra to private related party investors). Cash flow is funds flow from operations before changes in any non-cash working capital changes and decommissioning expenditures.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”,

“should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: that the Company will be changing the terms of its Offer and will make the requisite filings in due course in order to do so; the extension and revised terms that will be applicable to the Offer and the intended reason for those changes; the anticipated strategic, operational and financial benefits and synergies that may result from the proposed combination between Obsidian Energy and Bonterra; and that the combination is in the best interests of both company’s shareholders.

With respect to forward-looking statements contained in this document, Obsidian Energy has made assumptions regarding, among other things: that Obsidian Energy, which is subject to a short term extension on its senior revolving credit facility and Bonterra each continue to obtain extensions in respect of their facilities and otherwise continue to satisfy the applicable covenants under their respective senior revolving credit facilities, including following the completion of the Offer and any subsequent second step transaction, the ability to complete the Offer and the proposed combination, integrate Obsidian Energy’s and Bonterra’s businesses and operations and realize financial, operational and other synergies from the proposed combination; that each of Obsidian Energy, Bonterra and, following the completion of the Offer, the combined entity will have the ability to continue as a going concern and realize its assets and discharge its liabilities in the normal course of business; the impact of regional and/or global health related events, including the ongoing COVID-19 pandemic, on energy demand; that the combined entity’s operations and production will not be disrupted by circumstances attributable to the COVID-19 pandemic and the responses of governments and the public to the pandemic; that Bonterra’s publicly available information, including its public reports and securities filings as of December 18, 2020, are accurate and complete; global energy policies going forward, including the continued agreement of members of OPEC, Russia and other nations to adhere to existing production quotas or further reduce production quotas; Obsidian Energy’s ability to execute on its plans as described herein and in its other disclosure documents and the impact that the successful execution of such plans will have on Obsidian Energy and, following the combination, the combined entity and the combined entities’ respective stakeholders; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, West Texas Intermediate (WTI) and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels, including that we will not be required to shut-in additional production due to the continuation of low commodity prices or the further deterioration of commodity prices and our expectations regarding when commodity prices will improve such that shut-in properties can be returned to production; future exchange rates and interest rates; future debt levels; the ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, wild fires, infrastructure access and delays in obtaining regulatory approvals and third party consents; the combined entity’s ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; the combined entity’s ability to market its oil and natural gas successfully to current and new customers; the combined entity’s ability to obtain financing on acceptable terms; and the combined entity’s ability to add production and reserves through development and exploitation activities.

Although Obsidian Energy believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause actual performance and financial results to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Such assumptions, risks and uncertainties are described in the Offer Documents, Obsidian Energy’s Annual Information Form and other public filings, available in Canada on SEDAR at www.sedar.com, in the United States on EDGAR at www.sec.gov, and on the Company’s website at www.obsidianenergy.com. Readers are cautioned that such assumptions, risks and uncertainties should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

KEY CONTACTS

OFFER INFORMATION AGENT AND DEPOSITARY

Kingsdale Advisors

North American Toll-Free: 1-888-564-7333

Outside North America: 1-416-867-2272

Email: contactus@kingsdaleadvisors.com

MEDIA

Lisa Ottmann

Partner

Longview Communications & Public Affairs

Cell: 403-606 0866

Email: lottmann@longviewcomms.ca

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor_relations@obsidianenergy.com

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